

December 29, 2014

Via E-mail
W. Mark Schmitz
Executive Vice President and Chief Financial Officer
Itron, Inc.
2111 N. Molter Road
Liberty Lake, WA 99019

Re: Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-22418

Dear Mr. Schmitz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Intangible Assets, page 33

1.   We see that you have recorded significant impairments to the goodwill associated with your Electricity reporting unit. To ensure that investors are provided with information that allows for an assessment of the probability of a future material impairment charge, please consider providing the following disclosures in future filings for each reporting unit with a material amount of goodwill that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Financial Statements

Consolidated Statements of Operations, page 40

2.   We note the discussion in your filing about revenue generated from professional services. Revenue and the related costs from service arrangements that account for more than 10% of net sales should be separately presented on the face of the statements of operations. Please tell us how your presentation complies with Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulations S-X or revise future filings as necessary to separately present revenues and related costs from tangible goods and services in your statements of operations.

Note 16 – Segment Information, page 83

3.   We note the disclosure on page 1 that you classify your metering systems into three categories: standard metering, advanced metering systems and technology, smart metering systems and technology. Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40. Please tell us how you have concluded that, for example, the three types of metering systems are considered similar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief